

BDO

Tel: 858-404-9200
Fax: 858-404-9201
www.bdo.com

3570 Carmel Mountain Road, Suite 400
San Diego, CA 92130

**Report of Independent Registered Public Accounting Firm**

To the Board of Managers
Axos Clearing, LLC
Omaha, Nebraska

We have examined Axos Clearing, LLC's (the "Broker-Dealer") statements, included in the accompanying Compliance Report, that (1) the Broker-Dealer's internal control over compliance was effective during the year ended June 30, 2019; (2) the Broker-Dealer's internal control over compliance was effective as of June 30, 2019; (3) the Broker-Dealer was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2019; and (4) the information used to state that the Broker-Dealer was in compliance with the net capital rule and reserve requirements rule was derived from the Broker-Dealer's books and records. The Broker-Dealer's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Broker-Dealer with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Broker-Dealer will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Broker-Dealer's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Broker-Dealer's internal control over compliance was effective as of and during the year ended June 30, 2019; the Broker-Dealer complied with the net capital rule and reserve requirements rule as of June 30, 2019; and the information used to assert compliance with the net capital rule and reserve requirements rule as of June 30, 2019 was derived from the Broker-Dealer's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Broker-Dealer's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Broker-Dealer's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Broker-Dealer's statements referred to above are fairly stated, in all material respects.

BDO USA, LLP

San Diego, California
August 29, 2019



**CLEARING**

A subsidiary of Axos Financial™
1200 Landmark Center, Suite 800
Omaha, NE 68102-1916
www.axosclearing.com

## Compliance Report for the Period of July 1, 2018 through June 30, 2019

We as members of management of Axos Clearing LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we assert the following:

- We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the period of July 1, 2018 through June 30, 2019;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective from July 1, 2018 through June 30, 2019;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended June 30, 2019;

- The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2019; and

- The information the Company used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial Responsibility Rules are defined as 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, and Rule 2231 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis.

August 29, 2019

Steven M. Oss
Chief Financial Officer